RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

07027428

RECEIVED
2007 OCT 19 A 8:

Exemption File No. 82 – 35005

3rd October, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 3rd October, 2007 alongwith Media Release dated 3rd October, 2007 to the Stock Exchanges in India as per requirements of the Listing Agreement executed with them.

Copy of the above are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

3rd October, 2007

Luxembourg Stock Exchange Undertaking
Societe de la Bourse de Luxembourg
11 Avenue de la Porte – Neuve
L-2227, Luxembourg
G.D. Luxembourg
Telephone: 00352 477936-1
Facimile : 00352 473298

Reference: GDR listed since August 3rd 2006

Dear Sirs,

In terms of the requirements of the Listing Agreement executed with the Stock Exchanges in India, we have submitted a letter dated 3rd October, 2007 alongwith a Media Release dated 3rd October, 2007, copy of the same is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

October 03, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the media release dated October 03, 2007 being issued by the Company which is self explanatory .

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

[illegible] Rs 999

Worlds first Color handset at Rs. 999 (sub-$25) from Reliance Mobile

- Reliance Classic handset crosses 10 Million (1 Crore) sales mark
- Reliance Classic – India's largest Operator driven Handset Brand

---

Mumbai, October 3, 2007: Taking a leap forward in enhancing the affordability of Mobile Telephony in the country, Reliance Communications today announced the launch of *Worlds* first feature-rich colour handset at an astonishing price of Rs 999 (sub-$ 25). The new offering from India's largest integrated telecom service provider, Reliance Communications, yet again redefines the entry level pricing for mobile consumers by making Color handsets more affordable than most Monochrome handset options. Reliance Mobile Classic range of handset, having crossed sales of 10 Million (One Crore) since launch, has already etched itself as India's largest Operator handset brand.

"Reliance Mobile's Classic range of handsets bears testimony to our commitment to offer the best deals to the Indian mobile user. A feature rich Classic 732 colour handset at Rs 999 will become the entry level handset for every new mobile user in the country", said *Mr. S.P Shukla – President, Personal Business- Reliance Communications. "This special price of Rs: 999 also comes at a time as we celebrate the joy of reaching 10M Classic handsets sales – a first for any Indian operator"*, Mr. Shukla added.

The redefining price point from Reliance Mobile is a "No Conditions" attached transparent total handset price, available across all pre & post-paid plans. Reliance customers are free to choose from a range of attractive tariff & validity propositions best suited to their needs. The attractively priced Classic 732 scores highly on look, feel and form factor. The Classic 732 has a large phonebook (500 x 3), SMS on call reject, speakerphone and a host of other features that are rarely found in most entry level colour phones.

Reliance Communications had earlier launched Classic monochrome handsets at an iconic price of Rs 777 (sub- $ 20), resulting in a paradigm shift in the affordability levels of entry level, feature-rich handset for the Indian consumer. The *Classic* range of handsets includes Colour-FM series, Colour display and monochrome handsets

[illegible] supported by [illegible] after sales service.

About Reliance Communications :

Reliance Communications is rated among the Asia's 5 Topmost Valuable Telecom Companies is India's foremost truly integrated telecommunications service provider. The company with a customer base of over 38 million, including over 1.2 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

The company has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 10,000 towns and 3,00,000 villages. Reliance Communications owns and operates *World's largest next generation IP enabled connectivity infrastructure,* comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. The company's subsidiary, FLAG Telecom owns *World's largest private undersea cable system,* spanning 65,000 kilometers connects the top business centers in developed and emerging markets across 6 continents.

For Further Information, please contact :
Anuj Bakshi – 9321721722
Mrinal Sapre – 9323612892

END